SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                        *

                        UNIVERSAL HOSPITAL SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    91359L109
                                  ------------
                                 (CUSIP Number)


                             F. Douglas Raymond, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /, (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                      ------------------------------
CUSIP No. 91359L109                               Page 2 of 8 Pages
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MEDIQ Incorporated
     IRS Identification No. 51-0219413*

     PRN Merger Corporation 22-3493349
     IRS Identification No.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      /  /
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      MEDIQ Incorporated - Delaware; PRN Merger Corporation - Minnesota
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               -0-
                                    -------------------------------------------
           NUMBER OF SHARES          8         SHARED VOTING POWER
             BENEFICIALLY                      -0-
            OWNED BY EACH            -------------------------------------------
           REPORTING PERSON          9         SOLE DISPOSITIVE POWER
                 WITH                          -0-
                                     -------------------------------------------
                                     9         SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 /  /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D (the "statement") is being filed as an original filing with the Securities and Exchange Commission by MEDIQ Incorporated, a Delaware corporation ("MEDIQ"), and PRN Merger Corporation, a Minnesota corporation and wholly-owned indirect subsidiary of MEDIQ ("Merger Sub"), in connection with the proposed merger (the "Merger") of Merger Sub with and into Universal Hospital Services, Inc. ("Issuer"). The statement is being filed with respect to various Support/Voting Agreements between MEDIQ, Merger Sub and certain directors and executive officers of the Issuer who beneficially own an aggregate of 858,907 shares of common stock of the Issuer (or approximately 16% of the total outstanding shares of common stock of the Issuer).

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of the Issuer. The Issuer is a Minnesota corporation and has its principal executive offices located at 1250 Northland Plaza, 3800 West 80th Street, Bloomington, MN 55431-4442.

Item 2.  Identity and Background.

         The Reporting Persons for this statement are MEDIQ Incorporated, a Delaware corporation, and PRN Merger Corporation, a Minnesota corporation and a wholly-owned indirect subsidiary of MEDIQ, each with its principal offices at One MEDIQ Plaza, Pennsauken, New Jersey 08110. MEDIQ, through its operating subsidiaries, operates the largest movable critical care and life support medical equipment rental business in the United States, renting a wide variety of equipment for use by acute care hospitals, alternative care facilities, nursing homes and home health care companies.

         Merger Sub is an indirect wholly-owned subsidiary of MEDIQ that was incorporated in Minnesota on February 6, 1997 for the purpose of effecting the transactions described in Item 4 below. Merger Sub has not engaged in any activities other than in connection with such proposed transactions.

         The names, business or residence addresses and present principal occupations of the (i) directors and executive officers of each of the Reporting Persons and (ii) trustees of certain trusts which beneficially own shares of common stock and preferred stock of each of the Reporting Persons, each of whom is a United States citizen, is attached on Schedule I. During the last five years neither the Reporting Persons nor such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On February 10, 1997, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer providing for the merger of Merger Sub with and into Issuer, with the Issuer continuing as the Surviving Corporation (as defined in the Merger Agreement). Certain provisions of the Merger Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D, are summarized in
Item 4 below.

         On February 17, 1997, the Reporting Persons entered into Support/Voting Agreements (the "Voting Agreements") with the Issuer and the following directors and executive officers of the Company: Thomas A. Minner (President and Chief Executive Officer and a Director of the Issuer), Paul W. Larsen (Secretary and a Director of the Issuer), Michael W. Bohman (Vice-President, Customer Service and Sales and a Director of the Issuer) and Duane R. Wenell (Vice-President, Marketing and a Director of the Issuer). Certain provisions of the Voting Agreements, a form of which is attached hereto as Exhibit 2, are summarized in
Item 4 below.

         As a result of the execution of the Merger Agreement and the Voting Agreements, the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with the directors and executive officers mentioned above. Each of the Reporting Persons expressly declares that the filing of this statement on Schedule 13D shall not be construed as an admission by it, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, that it has formed a group, that it is the beneficial owner of, or that it has any shared voting or dispositive power over any shares of Common Stock of the Issuer.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons have not paid any amount of funds or other consideration to the Issuer or any other person in connection with entering into the Voting Agreements.

         If the Merger is consummated, the total amount required to pay the Merger consideration to the Issuer's shareholders, refinance indebtedness of the Issuer that will be accelerated by reason of the Merger, and pay estimated fees and expenses of MEDIQ and Merger Sub, will be approximately $144,000,000. Merger Sub expects to obtain the necessary funds to consummate the Merger and pay all related fees and expenses from the general corporate funds of MEDIQ, which intends to obtain such funds from funds on deposit with its lenders and loans under its existing credit agreement (the "Credit Agreement") with a group of lenders for which Banque Nationale de Paris acts as Administrative Agent and Initial Issuing Bank, and NationsBank, N.A. acts as Documentation Agent. Certain amendments to the Credit Agreement were made on January 24, 1997, to increase the amount of the credit facility and otherwise facilitate the financing of the Merger.

         The availability of loan proceeds under the Credit Agreement to finance the Merger is subject to certain conditions set forth in the Credit Agreement, including: (i) approval and adoption of the Merger Agreement by a majority of the holders of shares of Issuer's Common Stock; (ii) receipt of all necessary governmental approvals; and (iii) the satisfaction, before and after the Merger, of certain financial conditions set forth in the Credit Agreement. MEDIQ expects such financial conditions to be satisfied at the effective time of the Merger.


Item 4.  Purpose of Transaction.

         The purpose of the transactions described herein is to consummate the proposed Merger. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or exact terms thereof.

         On February 10, 1997, the Reporting Persons and the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including regulatory approvals and approval by shareholders of the Issuer), at the effective time of the Merger, (i) Merger Sub will be merged with and into Issuer, (ii) the Issuer's Board of Directors will be composed of individuals designated by MEDIQ, (iii) the officers of Merger Sub will become the officers of Issuer after the Merger, in each case until their respective successors are duly appointed or elected and qualified, (iv) the Issuer's shareholders will cease to be shareholders of Issuer and will not share in the future earnings or growth of Issuer, (v) each share of the Common Stock of Issuer, together with the associated rights to purchase certain shares of preferred stock, shall be cancelled, extinguished and converted into and become a right to receive $17.50 in net cash per share, subject to adjustment for any stock split, subdivision, reclassification, recapitalization, split, combination or exchange prior to the consummation of the Merger, (other than those shares as to which dissenters' rights are perfected), (vi) each share of Merger Sub's outstanding capital stock owned by MEDIQ shall be converted into one share of Common Stock of Issuer, and (vii) the bylaws and articles of incorporation of Issuer, as the Surviving Corporation (as defined in the Merger Agreement), will be amended to be identical (save for the name of the corporation) to those of the Merger Sub. Upon consummation of the Merger, the registration of Issuer's Common Stock under the Exchange Act will be terminated and Issuer's Common Stock will cease to be reported on the NASDAQ Stock Market. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         Following the execution of the Merger Agreement, on February 17, 1997 the Reporting Persons entered into the Voting Agreements with the Issuer and the directors and executive officers named in Item 2 above. Pursuant to the Voting Agreements, the directors and executive officers of the Issuer named in Item 2 above severally agreed (i) to vote certain shares of Common Stock beneficially owned or controlled by him or her (the "Shares") at any meeting of shareholders of the Issuer called to consider and vote to approve the Merger Agreement and the Merger and/or the transactions contemplated thereby, (ii) not to vote the Shares in favor of any recapitalization, merger, consolidation or other business combination involving the Issuer, or acquisition of any capital stock of any material portion of the assets, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than the Reporting Persons or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction, and (iii) not to, and not to permit any company, trust or other entity controlled by him or her, to contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or any option or securities convertible thereinto or any voting rights with respect thereto, other than pursuant to the Merger. The Voting Agreements may be terminated at the option of any party at any time upon which the Merger becomes effective or the Merger Agreement is terminated. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to a form of the Voting Agreements included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference. All Voting Agreements that were entered into are identical to the form of Voting Agreement included as Exhibit 2.

         Except as set forth herein or as provided in the Merger Agreement, the Reporting Persons do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of shares of the Issuer or the disposition of shares of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (iii) a sale or transfer of any material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         The Reporting Persons do not beneficially own any securities of the Issuer and are filing this statement only in connection with their entering into the Voting Agreements described in Item 4.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         The Reporting Persons have entered into the Merger Agreement with the Issuer and the Voting Agreements with the Issuer and the persons named in response to Item 2. The Voting Agreements will terminate upon the effective time of the Merger.

         The Merger Agreement is incorporated by reference as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference. See Item 4.

         A form of the Voting Agreements is included as Exhibit 2 to this
Schedule 13D and is incorporated herein by reference. See Item 4.


Item 7.  Material to be Filed as Exhibits.


         1. Agreement and Plan of Merger, dated February 10, 1997, among MEDIQ Incorporated, PRN Merger Corporation and Universal Hospital Services, Inc., is incorporated herein by reference to
                Exhibit 1 to the Form 8-K filed by Universal Hospital Services, Inc. on February 27, 1997.

         2. A form of the Support/Voting Agreements, dated February 17, 1997, by and among MEDIQ Incorporated, PRN Merger Corporation, Universal Hospital Services, Inc. and the persons named therein.

         3. Credit Agreement, dated as of October 1, 1996, among MEDIQ/PRN Life Support Services, Inc., MEDIQ Incorporated, PRN Holdings, Inc., the Lender Parties thereto, Banque Nationale De Paris, as Administrative Agent and Initial Issuing Bank, and Nationsbank, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by MEDIQ Incorporated on December 30, 1996.

         4. Security Agreement, dated as of October 1, 1996, among MEDIQ/PRN Life Support Services, Inc., MEDIQ Incorporated, PRN Holdings, Inc., the Lender Parties thereto, Banque Nationale De Paris, as Administrative Agent and Initial Issuing Bank, and Nationsbank, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 4 to Schedule 13D filed by MEDIQ Incorporated on October 11, 1996.

         5. Amendment to Credit Agreement, dated January 24, 1997, among MEDIQ/PRN Life Support Services, Inc., MEDIQ Incorporated, PRN Holdings, Inc., the Lender Parties thereto, Banque Nationale De Paris, as Administrative Agent and Initial Issuing Bank, and Nationsbank, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 4.1(a) to the Form 10-Q filed by MEDIQ Incorporated on February 24, 1997.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 27, 1997


                                          MEDIQ INCORPORATED


                                          /s/ Michael F. Sandler
                                          -------------------------------------
                                          Michael F. Sandler
                                          Chief Financial Officer


                                          PRN MERGER CORPORATION



                                          /s/ Jay M. Kaplan
                                          -------------------------------------
                                          Jay M. Kaplan
                                          Treasurer

                                   SCHEDULE I

Name, Business or Residence                                                                    Ownership of Shares of
Addresses*                                           Principal Occupation                   Common Stock of the Issuer
---------------------------                         ---------------------                   --------------------------


Michael J. Rotko, Esquire**                 Partner, Drinker Biddle & Reath, a                           -0-
Philadelphia National Bank Bldg.            law firm and a Director and
1345 Chestnut Street                        Chairman of MEDIQ
Philadelphia, PA 19107-3496

Jacob A. Shipon                             Physician, Director of MEDIQ                                 -0-
5200 E. Roosevelt Boulevard
Philadelphia, PA 19124

Thomas E. Carroll                           President and Chief Executive                                -0-
                                            Officer and a Director of MEDIQ, PRN
                                            Merger Corporation and MEDIQ/PRN
                                            Support Services, Inc.


Michael F. Sandler                          Senior Vice President, Finance and                           -0-
                                            Chief Financial Officer, Treasurer
                                            and a Director of MEDIQ.

Sheldon M. Bonovitz, Esquire                Partner, Duane, Morris &                                     -0-
Duane, Morris & Heckscher                   Heckscher, a law firm and a Director
4200 One Liberty Place                      of MEDIQ
Philadelphia, PA 19103


Lionel Felzer                               Retired; a Director of MEDIQ                                 -0-
Breyer Woods
412 Linden Drive
Elkins Park, PA 19027

Mark S. Levitan                             Vice President -- Consulting                                 -0-
529 Spring Mill Road                        Division, MedQuist Inc. and a
Villanova, PA 19085                         Director of MEDIQ

Jay M. Kaplan                               Senior Vice President and Chief                              -0-
                                            Financial Officer of MEDIQ/PRN
                                            Life Support Services, Inc. and
                                            Assistant Treasurer of MEDIQ,
                                            Treasurer and a Director of PRN
                                            Merger Corporation

H. Scott Miller                             President, Strategic Advisors                                -0-
Strategic Advisors                          International, Inc. and a Director
International, Inc.                         of MEDIQ
One Tower Bridge
West Conshohocken, PA 19428

William L. Rotko                            Writer                                                       -0-
1738 Nickels Canyon Road
Los Angeles, CA


Thomas Rotko                                Attorney                                                     -0-
303 Second Avenue
Apt. 508
New York, NY 10003

David Shipon                                Physician                                                    -0-
Wanamaker House
2020 Walnut Street
Philadelphia, PA 19103


                                                       -9-





Marc Shipon                                Attorney                                                      -0-
c/o Shipon and Skarbeck
5200 E. Roosevelt Blvd.
Philadelphia, PA 19124

Alan S. Einhorn                             Secretary and a Director of PRN                              -0-
                                            Merger Corporation and of MEDIQ;
                                            Vice-President Legal Affairs, General
                                            Counsel and Assistant Secretary of
                                            MEDIQ/PRN Life Support Services,
                                            Inc.

Bessie G. Rotko                             Retired, former Director of MEDIQ                            -0-

Judith M. Shipon                            Homemaker                                                    -0-

John Iskrant                                Partner, Schnader Harrison Segal &                           -0-
1600 Market Street                          Lewis
Suite 3600
Philadelphia, PA  19103-4252


PNC Bank, National Association                                                                           -0-
1600 Market Street
Philadelphia, PA  19103-4252                                                                             -0-



* If not otherwise indicated, the business address of each person is One Mediq Plaza, Pennsauken, NJ 08110-1460.

** Michael J. Rotko is the son of Bessie G. Rotko. Mrs. Rotko, who resigned as a director effective November 29, 1995, is the income beneficiary, during her lifetime, of certain trusts (the "Rotko Trusts") created by her late husband, Bernard B. Rotko, M.D., who was the founder of MEDIQ. The Rotko Trusts collectively hold 3,638,664 shares of Common Stock of MEDIQ, including shares which may be acquired upon conversion of convertible debentures, and 3,647,197 shares of Preferred Stock, as to which Mrs. Rotko, Mr. Rotko, Judith M. Shipon, John Iskrant, Esq. and PNC Bank, National Association, share voting and dispositive power as co-trustees. Mrs. Shipon is the wife of Jacob A. Shipon and the daughter of Mrs. Rotko and the late Dr. Rotko.


                                      -10-